March 27, 2006

Via Facsimile (216) 579-0212 and U.S. Mail

Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH  44114-1190

      Re:	Gencorp Inc.
      Definitive Additional Materials
Filed March 23, 2006
		File No. 1-01520

Dear Mr. Hewitt:

      We have reviewed your filing and have the following comments.

Definitive Additional Materials filed March 23, 2006
1. Your statement that Pirate Capital`s characterization of ISS`s recommendation is grossly misleading appears to charge Pirate Capital with illegal conduct. Please confirm that in future filings you will avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
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Christopher J. Hewitt, Esq.
Jones Day
March 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE